FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: May 19, 2004                                                   By :    /s/Harvey Keats/s/
Title:     President

TERRA NOVA GOLD CORP.

TSX Venture Exchange Symbol: TGC
Frankfurt Stock Exchange Symbol: GLT
Berlin Stock Exchange Symbol: GLT
May 19, 2004

TERRA NOVA OPTIONS PORPHYRY COPPER PROJECT FROM NORANDA

Harvey Keats, President of Terra Nova Gold Corp. is pleased to announce that the Company and Noranda Exploration Mexico, S.A. de C.V. have entered into an option agreement to acquire a 50% interest in a new, undrilled, porphyry copper prospect in Michoacan State, Mexico situated roughly 200 km west-southwest of Mexico City and roughly 70 km south of Morelia, the state capital. The 82 square kilometre prospect, known as the San Diego Property, is drill ready with an excellent well defined target and good potential to develop additional adjacent targets as would be expected in any major porphyry system which commonly comprises a cluster of deposits.

The San Diego Property is located within the major structural trend that hosts the world class porphyry copper deposits in the southwest US and Mexico. In Mexico, the porphyry copper related occurrences are concentrated in the states of Sonora – Sinaloa, and Michoacan – Guerrero (Sierra Madre de Sur) and are associated with Laramide aged intrusives (late Cretaceous – early Tertiary).

Work conducted by Noranda in 2002 and 2003, including a detailed silt sampling survey and a soil sampling survey, has defined an extensive copper silt and soil anomaly, approximately 2.5 km by 1 km, and strong hydrothermal alteration, with chalcopyrite and chalcocite, associated with a Laramide aged porphyry. The copper soil anomaly covers an area with copper values greater than 400 parts per million (ppm), and includes anomalous areas greater than 800 ppm, greater than 1200 ppm and spot highs greater than 2000 ppm and as high as 3340 ppm.

There is a gold anomaly coincident with the copper anomaly with gold values greater than 10 parts per billion (ppb) with spot highs greater than 200 ppb, greater than 400 ppb and as high as 660 ppb. Further work will be required to determine how the gold is related to the porphyry copper system.

In addition, Noranda constructed a 9 km long bulldozer trail in January of 2003 that leads to the center of the porphyry mineralization. A small 200 metre spaced grid was installed for a magnetic survey, soil sampling, and to provide geographic control for detailed mapping in the area of alteration and mineralization. Regional work on the Property indicates other anomalous zones that require follow-up and might be quickly upgraded to a similar stage as the main San Diego drill target.

Previous to the government constructing a 26 km truck road into the area in 2001, access was restricted to horseback or mule. For this reason, the area received little exploration attention in the past. The Property is heavily vegetated and thus not amenable to detection using satellite imagery. Attention was initially drawn to the area as a result of a regional silt sampling program conducted by the government’s Consejo de Recursos Minerales.

2004 Work Program

Terra Nova and Noranda are currently planning a CDN$1,000,000 work program primarily to drill test the mineralized and altered porphyry system to determine the extent and the grade of the mineralized porphyry and the degree of supergene enrichment.

Noranda’s soil sampling survey indicates that the copper rich core of the system is open to the south and additional grid work is required to determine the size of the system. Silt sample values in the western portion of the Property indicate the potential for another mineralized system in that area. A drill program is expected to begin in October.

Option Agreement

Terra Nova has the option to earn a 50% interest in the Property by incurring a total of CDN$15,000,000 on exploration and related work on or before May 31, 2009.

In order to maintain the Option in good standing, Terra Nova will be required to incur the following expenditures:

i)    in the amount of at least CDN$1,000,000 on or before May 31, 2005,
ii)      in the aggregate amount of at least CDN$3,000,000 on or before May 31, 2006
iii)        in the aggregate amount of at least CDN$6,000,000 on or before May 31, 2007
iv)        in the aggregate amount of at least CDN$10,000,000 on or before May 31, 2008
v)         in the aggregate amount of at least CDN$15,000,000 on or before May 31, 2009

Terra Nova has committed to Noranda to incur at least CDN$1,000,000 of expenditures on or before May 31, 2005.

Exploration will be carried out by Noranda, under the direction of a Management Committee comprised of two representatives from each of Terra Nova and Noranda. During the Option Period, Noranda will be entitled to charge an administrative and overhead charge of 10% of direct project costs.

As long as Noranda has at least a 30% interest in the Property, Noranda will be entitled to designate the facilities at which all ore produced from the Property shall be concentrated, smelted and refined, at market rates.

Provided Noranda has at least 30% interest in the Property, Noranda will have the right to earn an additional 15% interest in the Property by carrying out a Commercial Feasibility Study prepared in conjunction with a recognized international mining engineering construction firm. Should either party’s interest fall below 10%, that interest shall be converted to a 1% net smelter return royalty, purchasable at the discretion of the other party for $2,000,000.

Subsequent to the exercise of the Option, Terra Nova and Noranda both have a right of first refusal to purchase all or any part of the other party’s interest in the Property.

Kerry Sparkes, Director of the Company, is the designated Qualified Person responsible for the technical information in this news release.

The Agreement is subject to the approval of the TSX Venture Exchange.

On behalf of the Board of Directors,
TERRA NOVA GOLD CORP.

“Harvey Keats”
President

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's registration statement on Form 20-F filing with the United States Securities and its home jurisdiction filings that are available at www.sedar.com.

Special Cautionary Note for U.S. Investors

This news release also contains information about adjacent properties on which we have no right to explore or mine.  We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.
TERRA NOVA GOLD CORP.
1360 – 605 Robson Street, Vancouver, BC, V6B 5J3
Tel: (604) 684-0561 ? Fax: (604) 602-9311 ? Toll Free: 1-800-565-5336
Web: www.terranovagold.com ? E-Mail: terranova@bed-rock.com

No regulatory authority has approved or disapproved the information contained in this news release.